Exhibit 5

Grown Rogue Acquires Strategic Assets from Acreage Holdings Inc. bringing Total Indoor Capacity to 127,000 Sq Ft

Medford, Oregon, February 8, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, announced today that its subsidiary, Grown Rogue Distribution, LLC, has signed a Definitive Agreement (“Agreement”) and Management Services Agreement (“MSA”) with HSCP, LLC, (“HSCP”) a subsidiary of Acreage Holdings Inc. (CSE:ACRG.A.U, ACRG.B.U) (OTC: ACRHF, ACRDF) effective February 5, 2021 for a previously operational, state-of-the-art 30,000 Sq Ft indoor facility located in Medford, Oregon, and a fully operational retail dispensary in Portland, Oregon. The acquisition brings Grown Rogue’s total indoor capacity to 127,000 Sq Ft.

Transaction Highlights:

●	Added 30,000 Sq Ft state-of-the-art indoor facility + Portland retail dispensary

●	Total annual revenue capacity increased to $20M USD

●	Further reduces one of the industry’s lowest cash cost of production of $0.80 USD/gram with improved economies of scale

“This strategic asset acquisition further solidifies our commitment to the Oregon cannabis market, which saw a record $1.1B USD in sales in 2020 according to the Oregon Liquor Control Commission” said Obie Strickler, Chief Executive Officer of Grown Rogue. “The new indoor facility will more than double our Oregon capacity and yearly production volume and, more importantly, Grown Rogue is positioned to generate $20M USD per year in revenue on a pro-forma basis including $10M USD in wholesale sales in Oregon and a projected $10M USD of revenue from our Michigan partner’s operations. Over the past 5 years, we have developed proprietary operational and sales processes to achieve a consistent operating margin greater than 40%, which we expect to continue. We have reinvested the healthy cash flow into the company and this asset acquisition actualizes our commitment to scaling a robust profitable model providing our shareholders even greater value creation.”

The recently constructed, state-of-the-art indoor facility is located only five minutes from the existing Grown Rogue facility. The physical proximity of the two facilities offers economies of scale which will further drive down Grown Rogue’s cash cost to produce at or below $0.80 USD/gram. The new facility is expected to produce an estimated 2,400 pounds or $2.5M USD in revenue (against expenses of $1M USD) of high-quality indoor flower for the remainder of 2021 (partial year) and upon conversion of a fourth growing room from vegetative to flower, the facility will have capacity to produce 5,000 pounds or $6M USD in revenue (against expenses of $2.5M USD) of Oregon’s highest quality flower in 2022 (full year). Grown Rogue will begin retrofitting and implementing proprietary operating procedures immediately under the MSA until final close of the asset, which is expected in approximately 6 months, subsequent to final regulatory approvals.

The retail dispensary is located in Portland, Oregon the 6th largest metro area on the west coast. Grown Rogue expects to take possession of the retail operation in two to four months, after regulatory approval of the transaction. In addition to connecting with consumers to better understand trends in purchasing habits and preferences, Grown Rogue expects to add an additional $1M USD plus to its yearly top-line revenue through retail sales from the dispensary with an estimated 30% operating margin.

Total consideration for the acquisiton is $3M USD to be paid in a series of tranches based on estimated regulatory approvals not to exceed 18 months.

“This value acquisition is another example of our talented team’s disciplined focus on our core competency of high-quality, low-cost flower production,” added Mr. Strickler. “We are picking up where we left off in 2020, when we completed a controlling interest acquisition of a first-rate cannabis asset in Michigan. We continue to execute on our business strategy of acquiring undervalued assets, creating further value and profitability by applying our proven best practices, and providing excellent return on invested capital.”

Strategic Indoor Assets:

●	Oregon

o	17,000 Sq Ft (Existing facility)

o	30,000 Sq Ft (New facility)

●	Michigan

o	80,000 Sq Ft (partnership with Golden Harvests, LLC)

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with patented nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include, without limitation, information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100

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